Exhibit 99.7

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JANUARY 16, 2023.

Debenture No.

RED WHITE & BLOOM BRANDS INC.

(Organized under the laws of British Columbia)

AMENDED AND RESTATED SECURED DEBENTURE

PRINCIPAL AMOUNT USD $6,349,000	September 15, 2022

     Red White & Bloom Brands Inc. (the “Borrower”) for value received, hereby acknowledges itself indebted to and unconditionally promises to pay to or to the order of Sergio De Zen Investments Limited,                            [redacted address]                              (together with any assignee of in accordance with the terms hereof, and their respective successors and assigns, the “Lender”) on the Maturity Date (as hereinafter defined), the aggregate principal amount outstanding set out on the face page of this Debenture (the “Principal Amount”) and any interest accrued thereon in accordance with the terms hereof, in lawful money of the United States, on presentation and surrender of this Debenture to the Borrower at its registered office (or at such other place as the Borrower may from time to time designate in writing to the Lender). The Borrower and the Lender have agreed to enter into this amended and restated secured debenture to amend and restate the provisions of the Prior Debentures (as defined in Section 5.1 and with further particulars set out in Schedule C attached to this Debenture), without novation, as set forth herein to reflect the amendments to or modification of such provisions, and to have the indebtedness, obligations and liabilities of, and owing by, the Borrower to the Lender set forth in and evidenced by the Prior Debentures consolidated into and set forth in this amended and restated secured debenture. This amended and restated secured debenture is hereinafter referred to as this “Debenture”.

Unless otherwise indicated, capitalized terms used in this Debenture shall have the respective meanings attributed thereto in Schedule A.

ARTICLE 1

TERMS

1.1.	Payment

Subject to Sections 1.5 and 1.6, the Obligations shall be repaid on the Maturity Date.

1.2.	Interest

1.2.1	Starting on September 12, 2022, the Debenture will bear interest at an aggregate rate of 15.00% per annum (the “Aggregate Interest Rate”). The Aggregate Interest Rate includes (i) interest of 2.5% per annum paid-in-kind (the “PIK Interest”) calculated on a monthly basis at the end of each month, and payable monthly in arrears, and (ii) interest of 12.5% per annum calculated on a monthly basis at the end of each month, and payable monthly in arrears (the “Monthly Interest”). Interest shall be computed on the basis of a 360-day year composed of twelve 30-day months. The September 30, 2022 interest payment will represent accrued interest for the period from September 12, 2022 to September 30, 2022.

1.2.2	The PIK Interest shall be added to the Principal Amount on a monthly basis as additional principal obligations hereunder and shall automatically and thereafter constitute a part of the outstanding Principal Amount for all purposes hereof (including the accrual of interest thereon at the rates applicable to the Principal Amount generally). The Borrower will not issue additional debentures to represent the PIK Interest. The Monthly Interest shall be due and payable on the last day of each month.

1.2.3	If any provision of this Debenture would oblige the Borrower to make any payment of interest or other amount payable to the Lender in an amount or calculated at a rate which would be prohibited by Applicable Law or would result in a receipt by the Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Applicable Law or so result in a receipt by the Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows:

1.2.3.1	first, by reducing the amount or rate of interest required to be paid to the Lender under Sections 1.2.1 and 1.2.2; and

1.2.3.2	thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid to the Lender which would constitute interest for purposes of section 347 of the Criminal Code (Canada).

1.2.4	For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360.

1.3.	Security

As continuing security for the due and timely payment by the Borrower of the Obligations, the Borrower shall grant a general security interest in favour of the Lender over all of its present and future property, assets and undertakings and deliver to the Lender the security contemplated in Section 1.7. Royal Group Resources Ltd. may act as agent of the Lender in connection with the security granted under this Debenture (the “Agent”).

1.4.	Sale of Assets

The Borrower shall not (directly or indirectly) sell, transfer, convey, or otherwise dispose of any material investment property (as that term is defined in the Personal Property Security Act (Ontario)), including without limitation any Equity Securities of any Subsidiary, without the prior written consent of the Lender.

1.5.	Mandatory Repayment

Unless payment is otherwise made or required earlier in accordance with the terms and conditions of this Debenture, on the Maturity Date, the full Principal Amount then outstanding and interest of this Debenture will be paid to the Lender in cash.

1.6.	Optional Prepayment

The Borrower may prepay the Principal Amount of this Debenture then outstanding in cash at its option at any time following the anniversary of the date hereof, subject to payment of a prepayment penalty in the amount of 1.75% of the amount of principal being paid.

Any payments made in cash pursuant to this Section 1.6 will be made by the Borrower to the Lender by way of certified cheque, bank draft or wire transfer by or on behalf of the Borrower to the account specified therefor by the Lender no later than 5:00 p.m. (Toronto time) on the due date therefor. Any payments received after such time will be considered, for all purposes, as having been made on the next following Business Day unless the Lender otherwise agrees in writing.

1.7.	Delivery of Security

The Borrower covenants and agrees to execute and deliver to the Lender or the Agent the following agreements, security and instruments, each in form and substance satisfactory to the Lender in its sole and absolute discretion, on or before October 31, 2022 (except otherwise noted in this Section 1.7 )(or such later date as the Lender or its Agent may agree in writing):

1.7.1	a general security agreement from the Borrower to and in favour of the Lender under which the Borrower shall, among other things, grant to and in favour of the Lender a security interest and charge over all of property, assets and undertaking of the Borrower, and such security interest and charge shall be a first ranking security interest in and charge of such property, assets and undertaking;

1.7.2	a securities pledge agreement from the Borrower to and in favour of the Lender under which the Borrower shall, among other things, grant to and in favour of the Lender a first priority security interest in, and pledge of the equity ownership interest held by the Borrower in RWB Michigan;

1.7.3	an unlimited guarantee and general security agreement from RWB Platinum Vape to and in favour the Lender, pursuant to which:

1.7.3.1	under the unlimited guarantee, RWB Platinum Vape will guarantee the payment, performance and discharge in full of all debts, liabilities and obligations of or owing by the Borrower to the Lender; and

1.7.3.2	under such general security agreement, RWB Platinum Vape shall, among other things, grant to and in favour of the Lender a security interest and charge over all of property, assets and undertaking of RWB Platinum Vape, and such security interest and charge shall be a second ranking security interest in and charge of such property, assets and undertaking (being only behind the security held by De Zen Investments Canada Limited and Sergio De Zen Investments Limited);

1.7.4	within 30 days following the repayment of the RWB Michigan Bridging Loan, an unlimited guarantee and general security agreement from Michicann Medical to and in favour of the Lender, pursuant to which:

1.7.4.1	under the unlimited guarantee, Michicann Medical will guarantee the payment, performance and discharge in full of all debts, liabilities and obligations of or owing by the Borrower to the Lender; and

1.7.4.2	under such general security agreement, Michicann Medical shall, among other things, grant to and in favour of the Lender a security interest and charge over all of property, assets and undertaking of Michicann Medical, and such security interest and charge shall be a first ranking security interest in and charge of such property, assets and undertaking;

1.7.5	within 30 days following the written notice by the Lender to the Borrower requesting security from a Subsidiary, an unlimited guarantee and general security agreement from such Subsidiary (excluding RWB Florida and any Subsidiary that is restricted from granting security under the RWB Michigan Bridging Loan, until all amounts owing under such loan have been repaid) to and in favour of the Lender, pursuant to which:

1.7.5.1	under the unlimited guarantee, such Subsidiary will guarantee the payment, performance and discharge in full of all debts, liabilities and obligations of or owing by the Borrower to the Lender; and

1.7.5.2	under such general security agreement, such Subsidiary shall, among other things, grant to and in favour of the Lender a security interest and charge over all of property, assets and undertaking of such Subsidiary, and such security interest and charge shall be a first ranking security interest in and charge of such property, assets and undertaking; and

1.7.5.3	such corporate resolutions, certificates, registrations, filings, legal opinions and such other related documents with respect to the foregoing set forth in this Section 1.7 as shall be requested by the Lender, in its sole and absolute discretion.

1.8.	Taxes

All payments made in respect of this Debenture (including in respect of principal or otherwise) will be subject, to the extent required by Applicable Law, to withholding or any other set off for any present or future Taxes.

1.9.	Payments Generally

Unless otherwise specifically permitted in this Debenture, all payments made pursuant to this Debenture (in respect of principal or otherwise) shall be made by the Borrower to the Lender by way of certified cheque, bank draft of wire transfer by or on behalf of the Borrower to the account specified therefor by the Lender no later than 5:00 p.m. (Toronto time) on the due date therefor. Any payments received after such time shall be considered, for all purposes, as having been made on the next following Business Day unless the Lender otherwise agrees in writing.

1.10.	Liquidation or Winding Up of the Company

Upon any liquidation, dissolution or winding up of the Borrower, either voluntary or involuntary, if this Debenture is outstanding at such time, the Lender shall be entitled to receive, prior to and in preference to the holders of any equity securities of the Borrower, an amount equal to the Principal Amount and all interest accrued thereon.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1.	Representations and Warranties of the Borrower

The Borrower represents and warrants to the Lender that each statement set forth in this Article 2 is true and correct on the date hereof:

2.1.1	Organization; Existence, Qualification and Power. The Borrower and each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business and, except where the failure to do so, individually or in the aggregate, would not result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

2.1.2	Compliance with Applicable Laws and Regulatory Matters. The Borrower and each Subsidiary is in material compliance with all Applicable Law to it or its property except where the failure to do so, individually or in the aggregate, would not result in a Material Adverse Effect.

2.1.3	Authorization; Enforceability. This Debenture and the transactions contemplated thereby are within each RWB Party’s corporate powers and have been duly authorized by all necessary corporate and shareholder action, as applicable. This Debenture has been duly executed and delivered by each RWB Party (as applicable) and constitute legal, valid and binding obligations of each RWB Party (as applicable), enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Applicable Law affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

2.1.4	Governmental Approvals; No Conflicts. This Debenture and the transactions contemplated hereby (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, and (b) will not violate any Applicable Law or the charter, by-laws or other organizational documents of any RWB Party or any order of any Governmental Authority.

2.1.5	No Material Adverse Change. Since June 1, 2022, there has been no Material Adverse Change.

2.1.6	No Event of Default. No Event of Default has occurred and is continuing.

2.1.7	Solvency. No RWB Party is an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada).

2.1.8	Security. Upon the execution and delivery of the Loan Documents in accordance with Section 1.7, the Collateral Security will be effective to create in favour of the Lender legal, valid and enforceable Liens on, and security interests in, the Collateral, and (i) when filings in applicable land registry offices or other public offices in appropriate form are filed in the applicable jurisdictions, the Liens created by the Collateral Security shall constitute valid perfected Liens ranking as contemplated herein, subject only to Permitted Liens, on, and security interests in, all right, title and interest of the RWB Parties thereunder.

2.1.9	Conflict with Constating Documents and Material Contract. Neither the execution and delivery of this Debenture and the other Loan Documents nor the consummation by any RWB Party of any of the transactions herein and therein contemplated nor compliance by any RWB Party with the terms, conditions and provisions hereof and thereof will conflict with or result in a breach of any of the terms, conditions or provisions of: (i) the constating documents or by-laws of the Borrower or any other RWB Party or any shareholders' agreement relating to any of them; (ii) any resolution of the shareholders, directors or any committee of directors of the Borrower or any other RWB Party, or will result in the creation or imposition of any Lien (other than as created in favour of the Lender or Permitted Liens) upon any of the properties or assets of the Borrower or any other RWB Party: (iv) any judgment or order, writ, injunction or decree of any court; or (v) any Applicable Law.

ARTICLE 3

COVENANTS

3.1.	Affirmative Covenants

So long as any of the Borrower’s Obligations remain outstanding, the Borrower will, and will cause each Subsidiary to:

3.1.1	pay or cause to be paid all of the Obligations falling due hereunder on the dates and in the manner specified herein;

3.1.2	do all things necessary or desirable to maintain its corporate existence in its present jurisdiction of incorporation, to maintain its corporate power and capacity to own its properties and assets, and to carry on its business in a commercially reasonable manner;

3.1.3	notify the Lender in writing prior to changing its name, or moving its principal place of business or material assets to any jurisdiction other than British Columbia or Ontario, Canada; and

3.1.4	do all such further acts and things (including the (i) filing of a Material Change Report with the applicable Canadian securities authorities in respect of the issuance of the Debenture; and (ii) filing of a Form 9 with the CSE in respect of the issuance of the Debenture) and execute and deliver all such further documents as will be reasonably requested by the Lender in order to give effect to the terms of this Debenture and the transactions contemplated herein, including without limitation pursuant to Section 1.7.

3.2.	Negative Covenants

Except as otherwise provided in this Debenture, so long as any of the Borrower’s Obligations remain outstanding, the Borrower covenants and agrees to and in favour of the Lender that it will not, and will not permit any Subsidiary to, without the prior written consent of the Lender, such consent to be in the sole and absolute discretion of the Lender:

3.2.1	except in accordance with the provisions hereof, declare or pay dividends on any class of securities whether in cash or in kind, the reduction of paid-up capital on securities and any distribution of assets of the Borrower to its shareholders;

3.2.2	create, incur, assume or suffer to exist, or permit any of the Subsidiaries to create, incur, assume or suffer to exist, any Debt other than Permitted Debt;

3.2.3	create, incur, assume or suffer to exist, or permit any of the Subsidiaries to create, incur, assume or suffer to exist, any Lien on any of its or their, as the case may be, respective Assets, other than Permitted Liens;

3.2.4	enter into any agreement for the purchase or sale of any property or assets outside the normal course of business;

3.2.5	enter into any agreement for the purchase or sale of any Equity Securities of any Subsidiary;

3.2.6	enter into any agreement effecting, approving or authorizing a merger, amalgamation, plan of arrangement, sale, consolidation or similar transaction of the Borrower or any Subsidiary; or effect, approve or authorize any change of control, or any recapitalization or reorganization of the Borrower or any Subsidiary;

3.2.7	enter into any plan of arrangement, a declaration of bankruptcy, general assignment of assets in favour of creditors, file a proceeding, proposal notice of intention to make a proposal, order or petition under the Bankruptcy and Insolvency Act (Canada), including the text of any notice of intention or proposal; or any other act done under any law with respect to insolvency, including the nomination of a monitor of the business and financial affairs of the Borrower;

3.2.8	effect a change in jurisdiction of the head office or the principal place of business of the Borrower; and

3.2.9	enter into any agreement, directly or indirectly, for the purchase and sale of any property or assets of RWB Florida or the Equity Securities of RWB Florida.

ARTICLE 4

EVENTS OF DEFAULT AND REMEDIES

4.1.	Events of Default

The occurrence of any of the following events shall constitute an “Event of Default”:

4.1.1	Default in Payment. if the Borrower defaults in the payment when due of any of its Obligations which require the payment of money to the Lender and such default is not cured within 10 days after written notice thereof is provided by the Lender to the Borrower; or

4.1.2	Other Covenants. if the Borrower defaults in the performance or observance of any term, condition, covenant, or obligation contained in this Debenture, or is in breach of any representation or warranty contained in this Debenture, unless such default is remedied within 5 days after notice thereof by the Lender to the Borrower; or

4.1.3	Default in Other Indebtedness. if the Borrower defaults under any other agreement relating to Debt in excess of $100,000, where such default would entitle the holder to accelerate repayment of the Debt and such default is not cured or waived in writing within the lesser of (i) any applicable grace period; and (ii) 30 Business Days; or

4.1.4	Voluntary Insolvency Actions. if the Borrower institutes proceedings for its winding up, liquidation, or takes action to become a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it, or files a proposal, a notice of intention to make a proposal, a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any law relating to bankruptcy, insolvency, reorganization of debts, liquidation, winding-up or dissolution, including any proceeding, proposal, notice of intention to make a proposal, order or petition under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) or any similar legislation in any other jurisdiction or consents to the filing of any such petition, or consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy or insolvency of all or a substantial part of the property of the Borrower, or makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due or commits any other act of bankruptcy, or suspends or threatens to suspend transaction of its usual business, or any action is taken by the Borrower in furtherance of any of the aforesaid; or

4.1.5	Involuntary Insolvency Proceedings. if proceedings are instituted in any court of competent jurisdiction by any Person other than the Borrower for the winding up, liquidation or dissolution of the Borrower or for any reorganization, readjustment, arrangement, composition or similar relief with respect to the Borrower under any law relating to bankruptcy, insolvency, reorganization of debts, liquidation, winding-up or dissolution, including any proceeding, proposal, notice of intention to make a proposal, order or petition under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) or any similar legislation in any other jurisdiction or any other applicable insolvency law, or for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy or insolvency of the whole or any material part of the property of the Borrower, and:

(a)	at any time thereafter (i) such proceeding is not being contested by the Borrower, or (ii) the effect of such proceeding has not been stayed; or

(b)	such proceeding has not been dismissed within 30 days from and including the day on which it was commenced; or

(c)	if any order sought in any such proceeding is granted; or

4.1.6	Appointment of Receiver. if a receiver, manager, receiver and manager, trustee, custodian or other similar official is appointed in respect of the Borrower or any material part of their respective property and, in the case of any such involuntary appointment, at any time thereafter either the same is not being contested or the effect thereof has not been stayed; or

4.1.7	Judgments. if a final judgment is rendered against the Borrower in excess of $50,000 and, within 30 days after entry thereof, such judgment has not been discharged or execution thereof stayed pending appeal or if, within 10 Business Days after the expiration of any such stay, such judgment has not been discharged; or

4.1.8	Encumbrances. if an encumbrancer takes possession of any material property of the Borrower or if a distress or execution or any similar process is levied or enforced against any material property of the Borrower; or

4.1.9	Cease to Carry on Business. if the Borrower ceases or threatens to cease to carry on in the ordinary course its business or a substantial part thereof or threatens to commit any act of bankruptcy if any act, matter or thing is done toward, or any action or proceeding is launched or taken to terminate the corporate existence of the Borrower, whether by winding-up, surrender of charter or otherwise; or

4.1.10	Liquidity Event. A Change of Control shall occur; or

4.1.11	Material Adverse Change. a Material Adverse Change shall occur, and such change shall continue unremedied for a period of 30 days after the earlier of (i) knowledge thereof by any RWB Party, or (ii) notice thereof from the Lender to the Borrower; or

4.1.12	Delisting. the common shares of the Borrower shall be delisted from the CSE; or

4.1.13	Contest re: Enforceability. any RWB Party shall contest the enforceability or the validity of any of the Loan Documents, or that it has or had any liability thereunder.

4.2.	Remedies Upon Default

Upon the occurrence of any Event of Default (for greater certainty, after giving effect to any cure period contemplated in Section 4.1) the Lender may by written notice given to the Borrower declare all Obligations of the Borrower to be immediately due and payable without, except as may be required by Applicable Law, any additional notice, presentment, demand, protest, notice of protest, dishonour or any other action. The rights and remedies of the Lender hereunder are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Applicable Law.

4.3.	Overdue Amounts

All overdue amounts owing hereunder (“Overdue Amounts”), whether in respect of principal, interest, fees, expenses or otherwise, both before and after judgment, and in the case of expenses from the dates such expenses are incurred, shall (to the extent permitted by law) bear interest thereon at a rate equal to 20% per annum. Such interest on Overdue Amounts shall accrue from day to day, be payable in arrears on demand and shall be compounded monthly on the last Business Day of each calendar month.

ARTICLE 5

GENERAL

5.1.	Satisfaction of Principal and Accrued Interest

The Lender shall surrender to the Borrower the debentures listed in Schedule C (the “Prior Debentures”) for cancelation.

5.2.	Schedules, etc.

The following are the schedules which are attached to, and form part of, this Debenture:

Schedule A	-	Definitions;
Schedule B	-	General Provisions; and
Schedule C	-	Prior Debentures.

5.3.	Amendment and Waiver

This Debenture may be amended, or any provision waived, with the prior written consent of the Lender, with the Lender agreeing that it shall be bound by any such approved matter or action and shall be deemed to have taken the action so approved.

5.4.	Assignment

5.4.1	This Debenture shall enure to the benefit of the Lender and be binding upon the Lender and the Borrower, in each case together with their respective successors and any permitted assignees under this Subsection 5.4.1 of some or all of the parties’ rights or obligations under this Debenture.

5.4.2	The Lender shall not assign all or any part of its obligations under this Debenture without the prior written consent of the Borrower.

5.5.	Expenses

The Borrower shall pay (a) all reasonable out-of-pocket expenses incurred by the Lender, including the reasonable fees, charges and disbursements of counsel for the Lender and all applicable taxes, in connection with the preparation and administration of this Debenture and the other Loan Documents, (b) all reasonable out-of-pocket expenses incurred by the Lender and all applicable taxes, including the reasonable fees, charges and disbursements of counsel for the Lender, in connection with any amendments, modifications or waivers of the provisions hereof or of any of the other Loan Documents (whether or not the transactions contemplated hereby or thereby shall be consummated), and (c) all out-of-pocket expenses incurred by the Lender, including fees, charges and disbursements of any counsel for the lender and all applicable taxes, in connection with the assessment, enforcement or protection of its rights in connection with this Debenture and the other Loan Documents. All amounts due under this Section 5.5 shall be payable not later than five days after written demand therefor.

5.6.	Currency

Except as otherwise specifically stated, all amounts referred to in this Debenture are stated and are to be paid in lawful money of the United States.

5.7.	Counterparts

This Debenture may be signed in counterpart and by facsimile or electronic mail, all counterparts together constituting the whole of this Debenture.

5.8.	E-Delivery

Delivery of an executed copy of this Debenture by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Debenture by such party.

THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF the Borrower has caused this Debenture by its proper officers duly authorized in that behalf as of the date first shown above.

RED WHITE & BLOOM BRANDS INC.

By:	/s/ "Brad Rogers"
Name: Brad Rogers
Title: Chief Executive Officer

SCHEDULE A

Definitions

For the purposes of this Debenture:

“Agent” has the meaning attributed thereto in Section 1.3;

“Aggregate Interest Rate” has the meaning attributed thereto in Section 1.2;

“Applicable Law” means, in respect of any Person, property, transaction, event or course of conduct, all applicable laws, statutes, rules, by-laws and regulations, regulatory policies and all applicable official directives, orders, judgments and decrees of Governmental Authorities;

“Assets” means, with respect to any Person, all property, assets and undertakings of such Person of every kind and wheresoever situate, whether now owned or hereafter acquired;

“Borrower” has the meaning attributed thereto in the first paragraph of this Debenture;

“Business Day” means any day that is not a Saturday, Sunday or statutory holiday in the Province of Ontario, Canada;

“Change of Control” means the occurrence of any of the following: (1) the consummation of any transaction or series of transactions (including, without limitation, any merger or consolidation) the result of which is that any Person or Persons (other than the Borrower or its subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting securities of the Borrower; (2) a Liquidation Event; or (3) the direct or indirect sale, transfer, conveyance or other disposition in one or more series of related transactions, of all or substantially all of the assets of the Borrower and the assets of its subsidiaries, taken as a whole, to one or more Persons (other than the Borrower or its subsidiaries);

“Collateral” means the property described in and subject to the Liens and security interests purported to be created by any Collateral Security;

“Collateral Security” means the security to be granted by the RWB Parties in favour of the Lender as described in Section 1.7;

“Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto;

“CSE” means the Canadian Securities Exchange;

“Debenture” means this Debenture and all schedules attached hereto, as same may be amended, restated or replaced from time to time; the expressions “hereof”, “herein”, “hereto”,

“hereunder”, “hereby” and similar expressions refer to this Debenture as a whole and not to any particular article, section, schedule, or other portion hereof;

“Debt” means, with respect to any Person, without duplication:

(a)	all indebtedness for borrowed money of such Person (including, for greater certainty, reimbursement obligations in respect of letters of credit, bankers’ acceptances and note purchase facilities, obligations of such Person evidenced by a bond, note, Debenture or similar instrument, and obligations of such Person in relation to purchase money agreements, deferred purchase price payments (where payment of the purchase price is deferred more than 90 days from the date of purchase), prepaid contracts, conditional sales agreements, or title retention agreements (other than those characterized as operating leases under GAAP), and subordinated indebtedness whether or not classified as equity on a balance sheet of such Person, in any case whether or not recourse of the debtholder is limited in any way, including in each case amounts owed to shareholders),

(b)	all indebtedness for borrowed money secured by a Lien on any property or asset owned or held by such Person, whether or not the obligations secured thereby shall have been assumed,

(d)	the market-to-market amount of all obligations of the Person under hedging agreements, and

(f)	all guarantees of such Person with respect to obligations of a type described in any of the preceding clauses;

“Equity Securities” means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting and non-voting) of, such Person’s capital, whether outstanding on the date hereof or issued after the date hereof, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust but excluding any debt securities convertible into any of the foregoing;

“Event of Default” has the meaning attributed thereto in Section 4.1;

“GAAP” means generally accepted accounting principles in Canada;

“Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of any country, province, state, county, city or other political subdivision;

“Lender” has the meaning attributed thereto in the first paragraph of this Debenture;

“Lien” means any mortgage, charge, pledge, hypothecation, assignment, deposit arrangement, lien (statutory or otherwise), security interest or other charge or encumbrance of any nature however arising, or any other agreement or arrangement creating in favour of any creditor a right in respect of any particular property that is prior to the right of any other creditor in respect of such property, and includes the right of a lessor under a capitalized lease obligation, the right of a vendor under a conditional sale agreement and any easement, right of way or other encumbrance on real property;

“Liquidation Event” means a Sale of the Borrower;

“Loan Documents” means this Debenture and the Collateral Security, together with any other document, instrument or agreement now or hereafter entered into in connection with this Debenture and the Collateral Security, including without limitation, such documents, instruments or agreements set our or described in Section 1.7, as such documents, instruments or agreements may be amended, modified or supplemented from time to time;

“Material Adverse Change” means any event, development or circumstance that has had or would have a Material Adverse Effect;

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, operations or condition, financial or otherwise, of the RWB Parties taken as a whole, or (b) the ability of any of the RWB Parties to perform and comply with its obligations under any of the Loan Documents, or (c) the legality, validity or enforceability of any of the Loan Documents, the effectiveness, perfection or priority of the Liens created thereby or the rights and remedies of the Lender under any of the Loan Documents;

“Material Change Report” means Form 51-102F3 Material Change Report;

“Maturity Date” means September 12, 2024;

“Michicann Medical” means Michicann Medical Inc., a company incorporated under the laws of the State of Michigan, USA;

“Monthly Interest” has the meaning attributed thereto in Section 1.2;

“Obligations” means all indebtedness, liabilities and other obligations of the Borrower or any subsidiary of the Borrower (if applicable) to the Lender hereunder, whether actual or contingent, direct or indirect, matured or not, now existing or hereafter arising;

“Overdue Amounts” has the meaning attributed thereto in Section 4.3;

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, joint venture, proprietorship, other business organization, trust, union, association, or other entity, or any Governmental Authority;

“Principal Amount” has the meaning attributed to such term in the first paragraph of this Debenture, as decreased or increased pursuant to the terms and conditions of this Debenture;

“Permitted Debt” means: (i) Debt secured by Permitted Liens; and (ii) Debt of the Borrower or of any Subsidiary created, incurred, assumed or suffered with the prior written consent of the Lender;

“Permitted Liens” means Liens created, incurred, assumed or suffered to exist on any of the Collateral with the prior written consent of the Lender;

“PIK Interest” has the meaning attributed thereto in Section 1.2;

“RWB Florida” means RWB Florida LLC, a limited liability company incorporated under the laws of the State of Florida, USA;

“RWB Michigan” means RWB Michigan LLC, a limited liability company incorporated under the laws of the State of Michigan, USA;

“RWB Michigan Bridging Loan” means the Amended and Restated Credit Agreement dated as of January 10, 2020 (as may be amended, restated, supplemented, or otherwise modified from time to time) among Bridging Finance Inc., RWB Illinois Inc., Mid-American Growers, Inc., Pharmaco, Inc. and Michicann Medical;

“RWB Parties” means the Borrower, RWB Platinum Vape, RWB Florida, Michicann Medical and RWB Michigan and any other Subsidiary designed by the Lender from time to time in writing to the Borrower, and “RWB Party” means any one of them;

“RWB Platinum Vape” means RWB Platinum Vape Inc., a company incorporated under the laws of the State of California, USA;

“Sale” means:

(a)  a merger, amalgamation, plan of arrangement, sale, consolidation or similar transaction of the Borrower or any subsidiary of the Borrower; or effect, approve or authorize any change of control, or any recapitalization or reorganization of the Borrower or any subsidiary of the Borrower; or

(b)   a sale, transfer, conveyance, pledge, encumbrance, sub-license, assignment or other disposition, directly or indirectly, of all or substantially all of (i) the licenses, trademarks, patents, trade secrets or other intellectual property rights of the Borrower (including subsidiaries); or (ii) such other assets of the Borrower (including subsidiaries), other than in the ordinary course of business;

“Subsidiary” means any subsidiary of Red White & Bloom Brands Inc.; and

“Taxes” means all of the following taxes:

(a)	any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or any other federal, provincial, local, domestic or foreign tax, governmental fee or other like assessment imposed by a Governmental Authority or administrative entity or agency responsible for the imposition of any such tax;

(b)	any liability for the payment of any amounts of the type described in (a) above as a result of being a member of any affiliated, consolidated, combined, unitary or other group for any taxable period; and

(c)	any liability for the payment of any amounts of the type described in (a) or (b) above as a result of any express or implied obligation to indemnify any other Person.

SCHEDULE B

General Provisions

1.	Invalidity, etc.

Each of the provisions contained in this Debenture is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

2.	Headings, etc.

The division of this Debenture into articles, sections and clauses, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

3.	Governing Law

This Debenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

4.	Actions on Days Other Than Business Days

Except as otherwise specifically provided herein, where any payment is required to be made or any other action is required to be taken on a particular day and such day is not a Business Day and, as a result, such payment cannot be made or action cannot be taken on such day, then this Debenture shall be deemed to provide that such payment shall be made or such action shall be taken on the first Business Day after such day.

5.	Reliance and Non-Merger

All covenants, agreements, representations and warranties of the Borrower (if applicable) made herein shall be deemed to have been relied upon by the Lender notwithstanding any investigation heretofore or hereafter made by the Lender or counsel to or any employee or other representative of any of the Lender and shall survive the execution and delivery of this Debenture until the Borrower shall have satisfied and performed all of its obligations under this Debenture.

6.	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by e-mail or other means of electronic communication or by hand-delivery as hereinafter provided. Any such notice, if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the day of sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below. This section shall also govern notice of change of address. Notices and other communications shall be addressed as follows:

A.	to Borrower:

Red White & Bloom Brands Inc.

789 West Pender Street, Suite 810

Vancouver, British Columbia

V6C 1H2

Attention: Chief Executive Officer

E-mail: [redacted]

B.	to Lender:

to the address or email address shown on the first page hereof,

or, for each party, to any other address or email address which may be designated by such party in a written notice transmitted to the other parties.

7.	Further Assurances

Each of the Borrower and the Lender shall execute and deliver such further agreements and documents and provide such further assurances as may be reasonably required by the other to give effect to this Debenture and, without limiting the generality of the foregoing, shall do or cause to be done all acts and things, execute and deliver or cause to be executed and delivered all agreements and documents and provide such assurances, undertakings and information as may be required from time to time by any Governmental Authority.

8.	Time

Time is of the essence of this Debenture.